             Filed by Board of Trade of the City of Chicago (CBOT) Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

                                    * * * *

The following press release and attachments thereto were distributed on June 30, 2000.



For Immediate Release      David Prosperi
                           312-435-3456
                           Katherine Spring
                           312-475-5987

CBOT FILES SUIT OVER EXERCISE RIGHT

The CBOT complaint seeks a declaration that its move to a Delaware not-for-profit corporation preserves the Exercise Right

CHICAGO, June 30, 2000-Today, the Board of Trade of the City of
Chicago filed a lawsuit seeking a declaration that the CBOT's reincorporation as a Delaware not-for-profit corporation would not extinguish the Exercise Right and asking the Court to prevent the Chicago Board Options Exchange from taking any action to the contrary. CBOT's reincorporation as a Delaware not-for-profit is known as Step One of the Board of Trade's restructuring strategy. Step One was resoundingly approved by over 90% of the CBOT's members in a June 28 vote.

On June 20, 2000, CBOE issued a circular stating that when Step One of CBOT restructuring is completed CBOT Full Members' CBOE Exercise
Right would "disappear" as a matter of law. Yesterday, the CBOT wrote to the CBOE asking for a written confirmation that the CBOE's position had changed and that following CBOT's reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. The CBOE refused to provide that confirmation.

CBOT Chairman David Brennan stated: "I have pledged to our members to do whatever is needed to preserve the CBOE Exercise Right as an essential element of our restructuring plan. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and would otherwise remain free to act to attempt to encumber or eliminate that legal right at any time, we had no choice but to act. We look forward to judicial vindication of our position and to moving forward with our plan to modernize the Board of Trade's business operations."

Attached are copies of the CBOE's June 29 response, our reply, and our letter to CBOT members regarding the lawsuit.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[CBOE LOGO]                                                  Thomas A. Bond
                                                             Vice Chairman

                                                             Phone: 312 786-7088
                                                             Fax:   312 786-7407
                                                             bond@cboe.com

                                       June 29, 2000

BY MESSENGER

Mr. David P. Brennan
Chairman of the Board
Chicago Board of Trade
141 West Jackson Boulevard
Chicago, Illinois 60604

Dear David,

Your letter of today suggests that the Chicago Board of Trade has misunderstood CBOE Information Circular IC00-64. By no means does the circular imply any change in CBOE's legal position concerning the effect of CBOT's restructuring on the exercise right. The purpose of the circular was simply to assure our members that we do not intend to bar exercisers from the CBOE's trading floor on account of the reincorporation of CBOT as a Delaware non-stock corporation.

                                       Sincerely,

                                       /s/ Tom


                                    * * * *

                                          [LETTERHEAD OF CHICAGO BOARD OF TRADE]

David P. Brennan
Chairman of the Board



                                 June 30, 2000


Dear Bill and Tom:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. After receiving your June 29 circular, I wrote to you asking for confirmation that CBOE's position had changed and that you would take no action to jeopardize the Exercise Right based on our reincorporation in Delaware. Your letter of June 29th refused to provide that confirmation.

As you know, preserving the Exercise Right is an essential ingredient of our restructuring plan. Since you have been unwilling to provide us with any assurance that you will not act to attempt to encumber or eliminate the Exercise Right after Step One is effectuated, we had no choice but to act. After careful deliberation, we have today filed a complaint in the Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish or impair the Exercise Right and asking the Court to prevent CBOE from taking any action to the contrary.

We regret that you have forced us to resolve this dispute in the courts, but by virtue of your June 29 letter you have given us no alternative. At the same time, we are willing to continue our negotiations with you on a merger or other joint business strategies that will strengthen our two great institutions. We are hopeful that in the coming weeks we can still amicably resolve our differences.


                         Sincerely,



                         /s/ David P. Brennan

                         David P. Brennan


LaSalle at Jackson
Chicago, Illinois 60604-2994
312 435-3601
Fax 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                          [LETTERHEAD OF CHICAGO BOARD OF TRADE]

David P. Brennan
Chairman of the Board


                                 June 30, 2000

Dear Fellow Members:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. Yesterday, June 29, CBOE issued a new circular, and in response I wrote to CBOE asking for confirmation that its position had changed and that after our reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. CBOE has refused to provide that confirmation. Instead, late yesterday afternoon they sent me the attached letter, which speaks for itself. My reply to CBOE's June 29 letter is also attached.

Your Board of Directors and I have pledged to preserve the CBOE Exercise Right as an essential element of our restructuring strategy. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and that it is free to attempt to encumber or eliminate that legal right at any time, your Board of Directors had no choice but to act. After careful deliberation, we have today filed a complaint in Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish the Exercise Right, and asking the Court to prevent CBOE from taking any action to the contrary. A copy of the complaint is available in the Legal Department.

We have told CBOE management that we are still willing to engage in negotiations, and we hope that our two great institutions can still resolve our differences amicably. At the same time, we remain committed to preserving the Exercise Right as we move forward with our restructuring initiative.

                         Sincerely,



                         /s/ David P. Brennan

                         David P. Brennan


141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

The following letter and attachments thereto were distributed to CBOT members and membership interest holders on June 30, 2000.


                                          [LETTERHEAD OF CHICAGO BOARD OF TRADE]

David P. Brennan
Chairman of the Board


                                 June 30, 2000

Dear Fellow Members:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. Yesterday, June 29, CBOE issued a new circular, and in response I wrote to CBOE asking for confirmation that its position had changed and that after our reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. CBOE has refused to provide that confirmation. Instead, late yesterday afternoon they sent me the attached letter, which speaks for itself. My reply to CBOE's June 29 letter is also attached.

Your Board of Directors and I have pledged to preserve the CBOE Exercise Right as an essential element of our restructuring strategy. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and that it is free to attempt to encumber or eliminate that legal right at any time, your Board of Directors had no choice but to act. After careful deliberation, we have today filed a complaint in Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish the Exercise Right, and asking the Court to prevent CBOE from taking any action to the contrary. A copy of the complaint is available in the Legal Department.

We have told CBOE management that we are still willing to engage in negotiations, and we hope that our two great institutions can still resolve our differences amicably. At the same time, we remain committed to preserving the Exercise Right as we move forward with our restructuring initiative.

                         Sincerely,



                         /s/ David P. Brennan

                         David P. Brennan

141 N. Jackson Blvd.
Chicago, Illinois 60604
312 435-3601
FAX: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For Immediate Release      David Prosperi
                           312-435-3456
                           Katherine Spring
                           312-475-5987

CBOT FILES SUIT OVER EXERCISE RIGHT

The CBOT complaint seeks a declaration that its move to a Delaware not-for-profit corporation preserves the Exercise Right

CHICAGO, June 30, 2000-Today, the Board of Trade of the City of
Chicago filed a lawsuit seeking a declaration that the CBOT's reincorporation as a Delaware not-for-profit corporation would not extinguish the Exercise Right and asking the Court to prevent the Chicago Board Options Exchange from taking any action to the contrary. CBOT's reincorporation as a Delaware not-for-profit is known as Step One of the Board of Trade's restructuring strategy. Step One was resoundingly approved by over 90% of the CBOT's members in a June 28 vote.

On June 20, 2000, CBOE issued a circular stating that when Step One of CBOT restructuring is completed CBOT Full Members' CBOE Exercise
Right would "disappear" as a matter of law. Yesterday, the CBOT wrote to the CBOE asking for a written confirmation that the CBOE's position had changed and that following CBOT's reincorporation in Delaware CBOE would take no action to jeopardize the Exercise Right. The CBOE refused to provide that confirmation.

CBOT Chairman David Brennan stated: "I have pledged to our members to do whatever is needed to preserve the CBOE Exercise Right as an essential element of our restructuring plan. Since CBOE persists in its unfounded claim that Step One is inconsistent with the Exercise Right and would otherwise remain free to act to attempt to encumber or eliminate that legal right at any time, we had no choice but to act. We look forward to judicial vindication of our position and to moving forward with our plan to modernize the Board of Trade's business operations."

Attached are copies of the CBOE's June 29 response, our reply, and our letter to CBOT members regarding the lawsuit.

Legend

[CBOE LOGO]                                                  Thomas A. Bond
                                                             Vice Chairman

                                                             Phone: 312 786-7088
                                                             Fax:   312 786-7407
                                                             bond@cboe.com

                                       June 29, 2000

BY MESSENGER

Mr. David P. Brennan
Chairman of the Board
Chicago Board of Trade
141 West Jackson Boulevard
Chicago, Illinois 60604

Dear David,

Your letter of today suggests that the Chicago Board of Trade has misunderstood CBOE Information Circular IC00-64. By no means does the circular imply any change in CBOE's legal position concerning the effect of CBOT's restructuring on the exercise right. The purpose of the circular was simply to assure our members that we do not intend to bar exercisers from the CBOE's trading floor on account of the reincorporation of CBOT as a Delaware non-stock corporation.

                                       Sincerely,


                                       /s/ Tom

                                                        [CHICAGO BOARD OF TRADE]

David P. Brennan
Chairman of the Board



                                 June 30, 2000


Dear Bill and Tom:

On June 20, 2000, CBOE issued a circular stating that when Step One of our Restructuring is completed our Full Members' CBOE Exercise Right would "disappear" as a matter of law. We strongly disagree with CBOE's view. After receiving your June 29 circular, I wrote to you asking for confirmation that CBOE's position had changed and that you would take no action to jeopardize the Exercise Right based on our reincorporation in Delaware. Your letter of June 29th refused to provide that confirmation.

As you know, preserving the Exercise Right is an essential ingredient of our restructuring plan. Since you have been unwilling to provide us with any assurance that you will not act to attempt to encumber or eliminate the Exercise Right after Step One is effectuated, we had no choice but to act. After careful deliberation, we have today filed a complaint in the Circuit Court of Cook County seeking a declaration that implementation of Step One does not extinguish or impair the Exercise Right and asking the Court to prevent CBOE from taking any action to the contrary.

We regret that you have forced us to resolve this dispute in the courts, but by virtue of your June 29 letter you have given us no alternative. At the same time, we are willing to continue our negotiations with you on a merger or other joint business strategies that will strengthen our two great institutions. We are hopeful that in the coming weeks we can still amicably resolve our differences.


                         Sincerely,



                         /s/ David P. Brennan

                         David P. Brennan

LaSalle at Jackson
Chicago, Illinois 60604-2994
312 435-3601
FAX 312 341-3392

                                                                  Atty No. 90443

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                     COUNTY DEPARTMENT, CHANCERY DIVISION

__________________________________________
                                          )
Board of Trade of the City of Chicago,    )
                                          )
               Plaintiff,                 )  In Chancery
                                          )  Declaratory Judgment
          v.                              )
                                          )  Civil Action No. ___________
Chicago Board Options Exchange, Inc.,     )
                                          )
               Defendant.                 )
__________________________________________)

                      COMPLAINT FOR DECLARATORY JUDGMENT
                           AND FOR INJUNCTIVE RELIEF
                           -------------------------

          The Board of Trade of the City of Chicago seeks a declaration by this Court that Step One of the CBOT's Restructuring Plan preserves the Exercise Right held by its Full Members in accordance with the contract between the CBOT and the Chicago Board Options Exchange, Inc., dated September 1, 1992. This action is ripe for decision because on June 20, 2000, the CBOE breached the 1992 contract and declared its intent to breach the 1992 contract further if the CBOT moves forward with its planned restructuring.

          Plaintiff, the CBOT, complains against defendant, the CBOE, as follows:

                                 INTRODUCTION
                                 ------------
          1. When the Chicago Board of Trade created the Chicago Board Options Exchange in 1972, the CBOE's Certificate of Incorporation provided that CBOT members would be entitled to become members of the CBOE at no additional cost. That entitlement is known to Chicago Board of Trade members as the Exercise Right, and has significant value to CBOT's

Full Members. By exercising that right, CBOT members become eligible to have membership privileges on both the CBOT and the Chicago Board Options Exchange.

          2. After the creation of the Exercise Right, the CBOT and CBOE had a series of disputes about its definition and scope. Those disputes were resolved under a contract executed by the parties in 1992. That contract specifically delineates the Exercise Right and limits that right to the 1,402 Full Memberships of the Chicago Board of Trade. The 1992 contract also specifically provides that both parties have the right to bring suit under Illinois law to enforce the terms of the agreement and to recover damages for any breach of the agreement.

          3. The parties' 1992 contract contemplated that at some point in the future, the Chicago Board of Trade might opt to merge, consolidate or restructure in some way, and the agreement therefore included specific provisions allowing the CBOT to pursue different structural alternatives while preserving the Exercise Right for its 1,402 Full Members.

          4. The Chicago Board of Trade is now on the brink of such a restructuring -critical to its long term viability - to enhance its open outcry futures trading while also benefitting from the dramatic growth of electronic trading. The strategy for the CBOT's Restructuring Plan, approved by the Board in January 2000, was carefully planned to comport with the terms of the 1992 Agreement and thus preserve the Exercise Right.

          5. As had been explained by representatives of the CBOT to CBOE management in a series of meetings from January through June of this year, the CBOT's restructuring is to take place in two overall "steps," each requiring a vote of the CBOT's membership. Step One, approved by the Chicago Board of Trade's members just two days ago, on June 28, 2000, will result in the CBOT becoming a Delaware not-for-profit corporation - the same corporate structure as the Chicago Board Options Exchange. Implementation of Step One began yesterday, June 29, 2000, and will culminate in the CBOT's formal election to move to Delaware, scheduled to take place promptly following a special membership meeting on July 7, 2000. The rights and privileges of the Chicago Board of Trade's members, including their trading rights and privileges, will not be affected by the change in the exchange's state of incorporation.

          6. Nevertheless, on June 20, 2000 - only eight days prior to the special ballot vote on Step One - the Chicago Board Options Exchange circulated to its members and the media an Information Circular, declaring its intent to breach the 1992 Agreement should the Chicago Board of Trade move forward with its Restructuring Plan. For the first time, the CBOE announced that if the Chicago Board of Trade implements Step One, thereby changing its state of incorporation, the Exercise Right would be extinguished. Specifically, the CBOE has taken the remarkable position that when the Chicago Board of Trade "disappears" as a specially chartered Illinois corporation, "the exercise right disappears with it."

          7. Yesterday, June 29, the CBOE issued another Information Circular, and again stated that "reincorporation of the CBOT as a Delaware corporation is inconsistent with the exercise right. . .," but also stated that "it is not the CBOE's intent to bar CBOT exercisers from the CBOE trading floor at this time." That same day, CBOT's Chairman, David Brennan, requested written confirmation that the CBOE would not take any steps to extinguish the Exercise Right as a result of the CBOT's reincorporation in Delaware.

          8. The CBOE refused to provide any such confirmation, and instead reiterated its earlier position and stated that the June 29 circular does not "imply any change in CBOE's legal position concerning the effect of CBOT's restructuring on the exercise right."

          9. CBOE's argument boils down to the following: if the Chicago Board of Trade changes its state of incorporation, its contracts - including its 1992 contract with the CBOE - are no longer valid and enforceable and the CBOT's members lose their Exercise Right. The Board of Trade disagrees.

                                 PARTIES
                                 -------
          10. Plaintiff, the CBOT, is a futures exchange with its principal place of business at 141 West Jackson Boulevard, Chicago, Illinois. Currently, the CBOT is a corporation organized and existing by virtue of a Special Legislative Act of the General Assembly of the State of Illinois, enacted into law in 1859.

          11. Defendant, the CBOE, is an options exchange with its principal place of business at 400 South LaSalle Street, Chicago, Illinois. The CBOE is a Delaware not-for-profit, non-stock corporation.

                            JURISDICTION AND VENUE
                            ----------------------

          12. This Court has subject matter jurisdiction over this matter and personal jurisdiction over the parties under the common law of the State of Illinois and 735 ILCS 5/2-209 by virtue of their acts within the State of Illinois.

          13. Venue is proper in this Court under 735 ILCS 5/2-101 and 735 ILCS 5/2-102 as the CBOE has its principal place of business in Cook County, Illinois.

                                  BACKGROUND
                                THE CBOT TODAY
                                --------------

          14. The CBOT was organized in 1848 as a voluntary, unincorporated association. In 1859, the Illinois General Assembly granted the association a special charter that incorporated the CBOT. Today, that specially chartered not-for-profit corporation is owned and operated by its members.

          15. The Chicago Board of Trade is the largest futures and options exchange in the United States, providing facilities for the trading of a wide variety of futures and options contracts ranging from contracts on corn, wheat and soybeans to contracts on U.S. Treasury Securities and the Dow Jones Industrial Average.

          16. Trading in CBOT contracts is currently conducted in two ways - open outcry trading in a trading pit and via an electronic trading system, most of which is conducted by the Ceres Trading Limited Partnership formed in 1992. Today, most trading at the CBOT occurs by open outcry.

          17. Ceres was designed to operate different new business ventures for the benefit of the CBOT members, including an electronic trading division. With respect to Ceres, the CBOT is the general partner and owns ten percent of its partnership interests. Chicago Board of Trade clearing members own 20% of the partnership interests as limited partners, and individual Chicago Board of Trade members own the remaining 70% as limited partners.

          18. Over the years, the CBOT has formed various membership classes. The original class, known as a Full Membership, entitles anyone holding that class of membership to trade as principal and broker any and all futures or options contracts traded at the CBOT. There are 1,402 Full Memberships at the CBOT. These memberships may be sold, leased or assigned.

          19. The other classes of membership have less trading, voting and liquidation rights than Full Memberships. Associate Memberships, created in 1979, for example, may trade only in options contracts and financial futures contracts and have voting and liquidation rights equal to 1/6 of those of Full Memberships. IDEM (Index, Debt and Energy Market) Membership Interests allow holders to trade a limited number of specific contracts, including Dow futures and Municipal bonds. COM (Commodities Market) Membership Interests allow holders to trade only in options contracts. The IDEM and COM Membership Interests, created in 1982, have no voting rights, and have liquidation rights equal to one-half of one percent of those of Full Members.

          20. Only the 1,402 holders of Full Memberships hold the CBOE Exercise Right that is at the heart of this dispute. (At the time of CBOE's formation, the CBOT had 1,402 members, and the 1992 Agreement specifically limits the Exercise Right to those 1,402 Full Memberships.)

                           THE CBOE "EXERCISE RIGHT"
                           -------------------------

          21. The Chicago Board Options Exchange was created in 1972, in order to provide a market for stock options trading. The CBOE's Certificate of Incorporation specifically recognized the "special contribution made to the organization and development of the Corporation by the members of the Board of Trade of the City of Chicago." (Exhibit A)

          22. In part to recognize the special contribution made by the members of the CBOT, and in part to promote growth and liquidity of the CBOE, Article Fifth (b) of the CBOE's

Certificate of Incorporation provides that every present and future member of the CBOT would be entitled to become a member of the CBOE at no additional cost. The ability of a Chicago Board of Trade Full Member to exercise this right to become a member at the CBOE is referred to as the Exercise Right.

          23. Following the CBOE's incorporation, the two exchanges disputed the scope of the Exercise Right, including whether a Chicago Board of Trade member was entitled to lease the trading rights and privileges associated with CBOT membership and CBOE membership independently.

                              THE 1992 AGREEMENT
                              ------------------
          24. On September 1, 1992, the exchanges entered into an agreement to resolve those ongoing disputes. (Exhibit B)

          25. In Section 3(c) of the 1992 Agreement, the CBOE agreed that "any eligible CBOT Full Member or Eligible CBOT Full Member Delegate is entitled to become an Exerciser Member [of the CBOE] pursuant to Article Fifth (b), provided such individual qualifies to be a CBOE Regular Member in accordance with the rules of the CBOE applicable generally to CBOE Regular Membership."

          26. Under the 1992 Agreement, an "Eligible CBOT Full Member" is defined as "an individual who at the time is the holder of one of the One Thousand Four Hundred Two (1,402) existing CBOT full memberships and who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership." (Section 1(a)) Thus, pursuant to the contract between the exchanges, the exercise right is restricted to the 1,402 Full Memberships currently existing at the CBOT.

          27. Section 1(c) further defined the "trading rights and privileges appurtenant to such CBOT Full Membership" as (i) the rights and privileges that entitle a holder to trade as principal and broker for others in all contracts on the CBOT (regardless of whether by open outcry, by electronic means or otherwise); and (ii) every trading right or privilege granted, assigned or issued by the CBOT to holders of Full Memberships as a class, excluding rights or privileges that are the subject of an option not exercised by the Full Member. Thus, under the contract, the Exercise Right attaches to the 1,402 Full Memberships, so long as those Full Memberships entitle holders to trade all contracts traded on the CBOT and to every trading right or privilege associated with Full Membership.

          28. The right embedded in their Full Membership to trade at the CBOE is a major source of value to Chicago Board of Trade Full Members. This Exercise Right gives Eligible Full Members and Eligible Full Member Delegates access to two exchanges. In addition, since a Full Member has the right to lease his Board of Trade membership (along with the Exercise Right) to parties known as Delegates, members continue to benefit from the value of the Exercise Right even after they retire from active trading. Currently, nearly half of the CBOT's Full Members have exercised their right to trade at the Chicago Board Options Exchange.

          29. At the time they entered into the 1992 Agreement, both parties recognized and acknowledged the possibility that the Chicago Board of Trade might in the future reorganize or change its structure. The Agreement therefore included provisions allowing the CBOT to change its structure while still maintaining the Exercise Right for its Full Members. (See Exhibit

B (P) 3(d)). Notably, the Agreement does not in any way restrict the Chicago Board of Trade from changing its state of incorporation as part of such a restructuring.

                         THE CBOT'S RESTRUCTURING PLAN
                         -----------------------------

          30. The industry served by the CBOT has undergone significant changes over the last several years. Electronic trading has emerged as the dominant form of trading in Europe and Asia, is becoming a more popular form of trading in U.S. markets, and poses a competitive threat to traditional open outcry exchanges. Since the mid-1990's, electronic trading has grown dramatically, whereas traditional open outcry trading, which is the hallmark of the current CBOT, has declined. In 1999, the all-electronic Eurex exchange, a foreign exchange, overtook the CBOT to become the world's most active exchange.

          31. The advance of technology, along with increased consumer demand for cost-efficient and effective forms of trading, among other things, has fueled the need for exchanges such as the CBOT to change how they operate. Restructuring in the industry is already underway. The Chicago Mercantile Exchange has approved and begun to implement a restructuring plan involving demutualization and securities offerings, and the New York Mercantile Exchange has already approved a demutualization plan.

          32. The Chicago Board of Trade's current mutual, non-profit structure is oriented towards supporting member opportunities, and has occasionally made it difficult for the exchange to efficiently make necessary business decisions focused on technology investments and operational economy.

          33. In addition, the Board of Trade faces pressure from a variety of potential electronic trading competitors. Cantor/eSpeed has already introduced an electronic trading platform for CBOT products such as U.S. Treasury futures, and numerous electronic communication networks already exist for trading financial products worldwide.

          34. The CBOT is threatened by the changes in the industry. Its Board of Directors has concluded that restructuring is essential to its ability to preserve a viable open outcry exchange capable of competing in the new economy while at the same time capturing the growth of electronic trading.

          35. To accomplish the restructuring under applicable corporate and tax laws, several legal steps will be required, including merger of the CBOT with and into a Delaware corporation, which will be the surviving corporation.

          36. Step One of the restructuring, which was approved by the CBOT membership on June 28, 2000, will result in the CBOT becoming a Delaware not-for-profit corporation (as opposed to its current status as a specially chartered Illinois corporation). Implementation of Step One, which is a necessary precursor to the overall restructuring, began yesterday, on 29, 2000, and will culminate in the CBOT's election to move to Delaware. The election to move to a not-for-profit Delaware corporation is expected to take place at a meeting scheduled on July 7, 2000. The rights and privileges of Chicago Board of Trade members, including their trading rights and privileges, will not be affected by the move to Delaware pursuant to Step One.

          37. Step Two of the proposed restructuring, which will require another membership vote, calls for the Chicago Board of Trade to become a for-profit Delaware corporation, with a focus on updated open outcry or "pit" trading. The current CBOT membership will own the for-profit corporation. The 1,402 Full Memberships will continue to allow the holder to trade as principal and broker for others in all Chicago Board of Trade contracts.

          38. Moving to a streamlined, for-profit corporate structure will allow the Chicago Board of Trade to be more cost-efficient and to compete effectively in the changing environment. It will also afford the CBOT enhanced financial and decision-making flexibility.

          39. Pursuant to Step Two, the Chicago Board of Trade's electronic trading business, part of which is now operated by Ceres, will be reorganized as an independent for-profit corporate structure focused exclusively on electronic trading. Such a reorganization will provide CBOT members the opportunity to benefit from the rapid growth of electronic trading without compromising the viability of open outcry. The 1,402 Full Members, almost all of whom are also now limited partners of Ceres, will become member shareholders in the for-profit electronic trading company, which may also make an initial public offering of its securities. Shares of the electronic trading company will, generally, be freely transferable.

          40. After Step Two, both the open outcry exchange and the electronic exchange will have the right to offer all products currently traded at the CBOT.

          41. After Step Two, the holders of the current 1,402 CBOT Full Memberships will continue to possess the rights and privileges to trade as principal and broker in all contracts traded on the CBOT. These 1,402 Full Memberships will also have full rights and privileges to trade as principal and broker in all contracts traded on the electronic exchange.

                         THE CBOT'S RESTRUCTURING PLAN
                          COMPORTS WITH THE AGREEMENT
                          ---------------------------

          42. Understanding that the Exercise Right embedded in Full Memberships is a significant source of value to its Full Members, the proposed change to the Chicago Board of Trade's corporate structure expressly comports with the terms of the 1992 Agreement. In fact, preserving the Exercise Right has been one of the requirements of the restructuring plan.

          43. Pursuant to Section 3(d) of the 1992 Agreement, the Chicago Board Options Exchange agreed "that in the event the CBOT merges or consolidates with or is acquired by or acquires another entity ('other entity')" the Exercise Right "shall continue to apply and this Agreement shall continue in force and effect" so long as three conditions are satisfied. None of the conditions require that the Chicago Board of Trade remain a specially chartered Illinois corporation. And all three conditions are satisfied by the overall Restructuring Plan.

          44. First, "the survivor of such merger, consolidation or acquisition ('survivor') is an exchange which provides or maintains a market in commodity futures contracts or options, securities, or other financial instruments." (Section 3(d)(i)) The surviving restructured CBOT will be an exchange that provides a market in commodity futures or options, securities and other financial instruments.

          45. Second, "the 1,402 holders of CBOT Full Memberships are granted in such merger, consolidation or acquisition membership in the survivor ('Survivor Membership')." (Section 3(d)(ii)) All 1,402 CBOT Full Memberships will retain the rights and privileges of membership in the surviving restructured CBOT.

          46. Third, "such Survivor Membership entitles the holder thereof to have full trading rights and privileges in all products then or thereafter traded on the survivor. . .." (Section 3(d)(iii)) All 1,402 Full Memberships
will have full trading rights and privileges in all contracts traded on the surviving restructured CBOT.

          47. The change from a specially chartered Illinois corporation to a Delaware not-for-profit corporation pursuant to a merger as part of Step One of the restructuring in no way nullifies the 1992 Agreement. The Exercise Right and the 1992 Agreement will therefore continue in full force and effect after Step One is implemented.

          48. Moreover, the CBOT's overall restructuring, pursuant to Step Two, will satisfy all of the conditions set forth in Section 3(d) of the parties' 1992 Agreement. The Exercise Right and the 1992 Agreement will therefore continue in full force and effect after the change in corporate structure is implemented.

                      THE CBOE'S INTENTION TO EXTINGUISH
              THE EXERCISE RIGHT IN BREACH OF THE 1992 AGREEMENT
              --------------------------------------------------

          49. In both formal and informal communications with Chicago Board Options Exchange representatives, the Chicago Board of Trade has confirmed that any restructuring will comport with the 1992 Agreement and thereby preserve the Exercise Right.

          50. Despite assurances that the CBOT will abide by the conditions in the 1992 Agreement to preserve the Exercise Right, the CBOE has made clear its intent to breach the Agreement if the CBOT moves forward with restructuring.

          51. On June 20, 2000 - just eight days before the CBOT's vote on Step One -the Chicago Board Options Exchange announced for the first time that implementation of Step

One, by moving to a Delaware not-for-profit corporate structure, would serve to extinguish the Exercise Right. In fact, the CBOE took the rather remarkable position that "The restructuring that has been proposed by the CBOT would result in the disappearance of the Illinois corporation that is now the Board of Trade when it merges with and into a new Delaware corporation as the survivor of the merger. Under the language of Article FIFTH, when the Illinois Board of Trade disappears, the exercise right disappears with it." (Exhibit C)

          52. As the CBOE itself explains, its position that the 1992 Agreement ceases to exist merely because the Chicago Board of Trade changes its state of incorporation is based on the fact that Article Fifth (b), which is the original source of the Exercise Right, has descriptive language identifying the Chicago Board of Trade as "a corporation organized and existing by Special Legislative
Charter of the General Assembly of the State of Illinois. . . ."

          53. In the June 20, 2000 Information Circular, the CBOE made clear that extinguishment of the Exercise Right will occur "upon the effectiveness of the merger" - that is, when the Chicago Board of Trade merges with and into a Delaware not-for-profit corporation - which is likely to occur within days of the July 7, 2000 meeting to elect to merge to the Delaware not-for-profit structure.

          54. On June 29, the CBOE issued another Information Circular, and again stated that "reincorporation of the CBOT as a Delaware corporation is inconsistent with the exercise right. . . ." This circular, however, also stated
that "it is not CBOE's intention to bar CBOT exercisers from the CBOE trading floor at this time." The CBOT's Chairman, David Brennan, wrote to the CBOE requesting written confirmation that they would not take action to extinguish the Exercise Right as a result of the CBOT's reincorporation as a Delaware

Corporation. The CBOT refused to provide any such confirmation. Instead, the CBOE retreated to its earlier position: "Your letter of today suggests that the Chicago Board of Trade has misunderstood CBOE Information Circular IC00-64. By no means does the circular imply any change in CBOE's legal position concerning the effect of CBOT's restructuring on the exercise right. (Collectively, Exhibit
F)

          55. The CBOE's June 20, 2000 communication also detailed a host of "other reasons" why the Chicago Board of Trade's overall Restructuring Plan would allegedly serve to extinguish the Exercise Right. To the contrary, the Restructuring Plan satisfies the conditions in the 1992 Agreement, and insures that the 1,402 Full Members of the Chicago Board of Trade will continue to have all of the trading rights and privileges on the surviving exchange - and in addition, they will have full trading rights and privileges to trade on the open-access electronic exchange.

          56. In prior correspondence, dated March 2 and March 8, 2000 (Exhibits D & E), from William Brodsky, Chairman of the CBOE, to David Brennan, Chairman of the CBOT, the Chicago Board Options Exchange had declared its intent to breach the 1992 Agreement if the CBOT implemented its Restructuring Plan, but chose not to disclose the reasons it believed the restructuring violated the 1992 Agreement. Nor did the CBOE take the position in March that merely implementing Step One would extinguish the Exercise Right. Instead, the CBOE waited to take that position until eight days before the Chicago Board of Trade voted on Step One.

                                    COUNT I
              CBOE's Breach of Section 4(d) of the 1992 Agreement
              ---------------------------------------------------

          57. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 56.

          58. The 1992 Agreement between the parties was executed following extensive negotiations between the two exchanges. In Section 4(d) the parties mutually agreed that CBOE would interpret Article Fifth (b) in accordance with the provisions of this Agreement.

          59. In the June 20 Circular, the CBOE has stated that it reads Article Fifth (b) to mean that the Chicago Board of Trade will "disappear" should it change its state of incorporation. The CBOE has therefore declared that the Exercise Right will be extinguished as soon as the Chicago Board of Trade effects the merger to change its corporate structure to a Delaware not-for-profit corporation.

          60. This tortured reading of Article Fifth (b) is inconsistent with the meaning and spirit of the 1992 Agreement, and thus violates Section 4(d) of that Agreement. The 1992 Agreement specifically provided for the preservation of the Exercise Right in the event the Chicago Board of Trade merged with another entity, as contemplated by Step One. Nowhere does that Agreement suggest that the Chicago Board of Trade cannot change its corporate structure or its state of incorporation when it merges without endangering the Exercise Right. Changing the CBOT's state of incorporation is not one of the three conditions Section 3(d) of the 1992 Agreement imposes for the continuation of the Exercise Right should the CBOT merge with another entity. No other provision in the 1992 Agreement imposes the condition CBOE would read into the Agreement to govern the Exercise Right.

                                   COUNT II
                   For A Declaration that Step One Does Not
               Violate the 1992 Agreement and for An Injunction
          Prohibiting the CBOE from Extinguishing the Exercise Right
          ----------------------------------------------------------

          61. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 60.

          62. Under the terms of the 1992 Agreement, the CBOT and the CBOE agreed that, even in the event that the CBOT "merges or consolidates with or is acquired by or acquires another entity," the Exercise Right would continue as long as the surviving entity meets the three requirements of the 1992 Agreement.

          63. As explained above, Step One of the CBOT's Restructuring Plan, approved by the members on June 28, 2000, will result in the CBOT becoming a Delaware not-for-profit corporation. This change in legal status does nothing to invalidate the 1992 Agreement or the right granted by Article Fifth (b).

          64. Both Delaware and Illinois law specifically provide that in the event of a merger, the resulting corporation possesses all the rights and privileges of the merging corporations. Specifically, Delaware law provides that in the event of merger or consolidation, "the constituent corporations shall become a new corporation, or be merged into 1 of such corporations, as the case may be, possessing all the rights, privileges, powers and franchises as well of a public as of a private nature. . . ." 8 Del. C. (S) 259. Illinois law similarly provides that when the merger is effected, the new or surviving corporation "shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public or private nature, of each of the merging or consolidating corporations. . . ." 805 ILCS 105/111.50.

          65. Nonetheless, the CBOE has declared that at the time the CBOT merger becomes effective and the Chicago Board of Trade merges with and into a Delaware not-for-profit corporation, the Exercise Right will "disappear."

          66. As a result of the foregoing, there exists an actual controversy between the parties concerning the rights and obligations of the parties under the 1992 Agreement.

          67. By the terms of (S)2-701 of the Illinois Code of Civil Procedure, 735 ILCS 5/2-701, this Court has the power to construe the 1992 Agreement in order to determine whether Step One of the CBOT Restructuring Plan comports with the 1992 Agreement, and to make a binding declaration that the 1,402 CBOT Full Memberships will retain their Exercise Rights after the Chicago Board of Trade becomes a Delaware not-for-profit corporation. This Court's determination of this contractual issue will terminate the dispute between the parties and avoid future litigation as to Step One of the restructuring.

          68. If such a determination of rights under the 1992 contract is not made by this Court, the Chicago Board of Trade and its members will suffer irreparable harm, jeopardizing the CBOT's rights under the 1992 Agreement to restructure while still maintaining the Exercise Right.

                               PRAYER FOR RELIEF
                               -----------------

          WHEREFORE, plaintiff Board of Trade of the City of Chicago respectfully requests that this Court enter a judgment:
          a.   Interpreting the 1992 Agreement and declaring that:

               1. Step One of the CBOT's proposed Restructuring Plan comports with the Agreement; and

               2. the 1,402 Full Memberships of the CBOT will retain their Exercise Right after Step One is implemented and the CBOT becomes a Delaware not-for-profit corporation; and

          b. Issuing an injunction that prohibits the CBOT from extinguishing the Exercise Right as a result of the CBOT's implementation of Step One of the restructuring; and

          c. Ordering such further relief as this Court may deem necessary or appropriate.

Dated:  June 30, 2000        Respectfully submitted,


                              /s/ Emily Nicklin
                              _______________________________
                              Garrett B. Johnson
                              Emily Nicklin
                              Donna M. Welch
                              Attorney No. 90443
                              KIRKLAND & ELLIS
                              200 East Randolph Drive
                              Chicago, Illinois 60601
                              (312) 861-2000
                              (312) 861-2200 (Facsimile)

                              ATTORNEYS FOR PLAINTIFF,
                              BOARD OF TRADE OF THE CITY OF CHICAGO
Carol A. Burke
Board of Trade of the City of Chicago
141 West Jackson Boulevard, 6th Floor
Chicago, Illinois 60604
(312) 435-3726
(312) 341-3392 (Facsimile)

Edward T. Joyce
Edward T. Joyce & Associates PC
11 South LaSalle Street, Suite 1600
Chicago, Illinois 60603-1211
(312) 641-2600
(312) 641-0360 (Facsimile)

William J. Harte
William J. Harte, Ltd.
111 West Washington Street, Suite 1100
Chicago, Illinois 60602
(312) 726-5015
(312) 641-2445 (Facsimile)

Of Counsel

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                              *     *      *      *

                                Atty No. 90443

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                     COUNTY DEPARTMENT, CHANCERY DIVISION

------------------------------------------
                                          )
 Board of Trade of the City of Chicago,   )
                                          )
                         Plaintiff,       )    In Chancery
                                          )    Declaratory Judgment
                   v.                     )    Judge Boharic
                                          )    Civil Action No. 00CII 9725
Chicago Board Options Exchange, Inc.,     )
                                          )
                         Defendant.       )
                                          )
------------------------------------------

                       EX PARTE MOTION FOR LEAVE TO HAVE
                PROCESS SERVED BY A PRIVATE PERSON OVER AGE 18
                ----------------------------------------------

          Plaintiff, the Chicago Board of Trade appears ex parte and asks this Court for leave to have a process served by a private person over the age of 18, pursuant to 735 ILCS 5/2-202(a). In support of its motion, the Chicago Board of Trade states the following:

          1. Today, June 30, 2000, the Chicago Board of Trade filed the attached Complaint against the Chicago Board Options Exchange. The CBOT seeks a declaration from the Court that its reincorporation as a Delaware not-for-profit corporation does not invalidate a 1992 Agreement between the parties and does not affect the Exercise Right granted to its Full Members embodied in that contract. The CBOT also seeks an injunction, prohibiting the CBOE from taking action to extinguish the Exercise Right based on the CBOT's reincorporation in Delaware.

          2. The CBOT's reincorporation as a Delaware not-for-profit corporation, referred to as "Step One" of its restructuring strategy, was approved by a vote of over 90% of the CBOT's membership on June 28, 2000. Implementation of Step One began yesterday, June 29, 2000, and will culminate in the CBOT's election to move to Delaware. The election to move to

Delaware is expected to take place at a special membership meeting scheduled on July 7, 2000. The merger could become effective within days of that election.

          3. The CBOT requests that this Court approve service by a private person over 18 years of age pursuant to 735 ILCS 5/2-202.

Dated:  June 30, 2000        Respectfully submitted,


                              /s/ Donna M. Welch

                              Garrett B. Johnson
                              Emily Nicklin
                              Donna M. Welch
     Attorney No. 90443
                              KIRKLAND & ELLIS
                              200 East Randolph Drive
                              Chicago, Illinois 60601
                              (312) 861-2000
                              (312) 861-2200 (Facsimile)

                              ATTORNEYS FOR PLAINTIFF,
                              BOARD OF TRADE OF THE CITY OF CHICAGO
Carol A. Burke
Executive Vice President and General Counsel
Board of Trade of the City of Chicago
141 West Jackson Boulevard, 6th Floor
Chicago, Illinois 60604
(312) 435-3726
(312) 341-3392 (Facsimile)

Edward T. Joyce
Edward T. Joyce & Associates PC
11 South LaSalle Street, Suite 1600
Chicago, Illinois 60603-1211
(312) 641-2600
(312) 641-0360 (Facsimile)

William J. Harte
William J. Harte, Ltd.
111 West Washington Street, Suite 1100
Chicago, Illinois 60602
(312) 726-5015
(312) 641-2445 (Facsimile)

Of Counsel

The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                              *    *    *    *